SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2685T131
(CUSIP Number)

Susanne V. Clark
c/o Centerbridge Partners, L.P. 375 Park Avenue New York, NY 10152 (212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,138,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,138,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,138,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners SBS II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,975
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Centerbridge Associates II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,138,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,138,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,138,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON CCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,161,583
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,161,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,161,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.48%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,161,583
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,161,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,161,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.48%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 20 (“Amendment No. 20”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2014, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on July 23, 2015, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on September 17, 2015, Amendment No. 3 (“Amendment No. 3”) filed with the SEC on May 11, 2016, Amendment No. 4 (“Amendment No. 4”) filed with the SEC on June 10, 2016, Amendment No. 5 (“Amendment No. 5”) filed with the SEC on July 1, 2016, Amendment No. 6 (“Amendment No. 6”) filed with the SEC on October 11, 2016, Amendment No. 7 (“Amendment No. 7”) filed with the SEC on October 31, 2016, Amendment No. 8 (“Amendment No. 8”) filed with the SEC on December 6, 2016, Amendment No. 9 (“Amendment No. 9”) filed with the SEC on January 6, 2017, Amendment No. 10 (“Amendment No. 10”) filed with the SEC on December 13, 2017, Amendment No. 11 (“Amendment No. 11”) filed with the SEC on February 6, 2018, Amendment No. 12 (“Amendment No. 12”) filed with the SEC on December 28, 2020, Amendment No. 13 (“Amendment No. 13”) filed with the SEC on January 11, 2021, Amendment No. 14 (“Amendment No. 14”) filed with the SEC on February 3, 2021, Amendment No. 15 filed with the SEC on March 29, 2021 (“Amendment No. 15”), Amendment No. 16 filed with the SEC on May 12, 2021 (“Amendment No. 16”), Amendment No. 17 filed with the SEC on May 20, 2021 (“Amendment No. 17”), Amendment No. 18 filed with the SEC on August 16, 2021 (“Amendment No. 18”) and Amendment No. 19 filed with the SEC on August 19, 2021 (“Amendment No. 19” and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19 and this Amendment No. 20, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Genco Shipping & Trading Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 20 amends Item 5 as set forth below. This Amendment No. 20 amends the Schedule 13D previously filed by the Reporting Persons under CIK number 0001422713 belonging to Centerbridge Credit Partners, L.P., which no longer is a Reporting Person.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The percentages of Common Stock reported herein are based on 42,281,407 shares of Common Stock outstanding as of August 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Securities and Exchange Commission on August 3, 2022.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 2022

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.

By: Centerbridge Associates II (Cayman), L.P.,

its general partner

By: CCP II Cayman GP Ltd., its

general partner

/s/ Susanne V. Clark

Name: Susanne V. Clark

Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P. By: CCP II Cayman GP Ltd., its general partner /s/ Susanne V. Clark Name: Susanne V. Clark Title: Authorized Signatory
CENTERBRIDGE ASSOCIATES II (CAYMAN), L.P. By: CCP II Cayman GP Ltd., its general partner /s/ Susanne V. Clark Name: Susanne V. Clark Title: Authorized Signatory
CCP II CAYMAN GP LTD. /s/ Susanne V. Clark Name: Susanne V. Clark Title: Authorized Signatory
Jeffrey H. Aronson /s/ Jeffrey H. Aronson

CUSIP No. Y2685T131	SCHEDULE 13D/A	Page 9 of 9 Pages

SCHEDULE A

Transactions in the SHARES OF COMMON STOCK of the Issuer
DURING THE PAST 60 DAYS

The following tables set forth all transactions in the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
08/05/2022	(50,629)	17.52
08/08/2022	(248,183)	17.55
08/09/2022	(24,818)	17.51
08/10/2022	(1,069,173)	17.50

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P.:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
08/05/2022	(371)	17.52
08/08/2022	(1,817)	17.55
08/09/2022	(182)	17.51
08/10/2022	(7,827)	17.50

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent).